UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

1st stREIT Office Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10716

Maryland	81-4602947
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

11601 Wilshire Boulevard Los Angeles, CA	90025
(Address of Principal Executive Offices)	(Zip Code)

(310) 421-1030

(Registrant’s Telephone Number, Including Area Code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) of 1st stREIT Office, Inc. (the “Company,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Management’s discussion and analysis of the Company’s financial condition and results of operations are based upon our consolidated audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The following are some, but not necessarily all, of the assumptions, risks, uncertainties and other factors that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We commenced operations on May 31, 2017 in connection with our initial property acquisition and we have a limited operating history. We are dependent on our sponsor, Tryperion Partners, LLC (the “Sponsor”), to identify suitable properties and other real estate investments. We are also dependent on our manager, SW Manager, LLC (the “Manager”), to manage those properties and investments.

•	All of our executive officers, are also officers, affiliated directors and/or holders of a direct or indirect controlling interest in our Sponsor and Manager entities. As a result, our management, Sponsor, Manager, and their affiliates face conflicts of interest including:

o	significant conflicts created by their respective compensation arrangements

o	conflicts in allocating time among us and these other programs and investors

These conflicts could result in action or inaction that is not in the best interests of our stockholders.

•	Our real estate investments may be affected by unfavorable real estate market and general economic conditions, which could decrease the value of those assets and reduce the investment return to our stockholders. Revenues from our real estate properties could decrease. These events could in turn make it more difficult for us to meet our debt service obligations and limit our ability to pay distributions to our stockholders.

•	Disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to implement our business strategy and generate returns to stockholders, the failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions, make additional investments, and service our debt.

•	While mitigated by cybersecurity insurance maintained by our Sponsor, cybersecurity risks and cyber-attack incidents would adversely affect the process we have implemented for the offering (the “Offering”) of our shares of common stock (“Common Stock”) and may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information and/or damage to our business relationships, all of which could negatively impact our financial results.

•	We are subject to risks associated with tenant, geographic and industry concentrations with respect to our properties.

•	Our properties, intangible assets and other assets may be subject to impairment charges.

•	We are subject to competition in the acquisition and disposition of properties and in the leasing of our properties and we may be unable to acquire, dispose of, or lease properties on advantageous terms.

•	Significant increases in interest rates may have a material impact upon the valuation of our real estate holdings.

•	Changes in the real estate markets, either nationally or regionally, and the potential adverse impact on us or our tenants from the novel coronavirus (COVID-19).

•	We may fail to qualify as a real estate investment trust for U.S. federal income tax purposes.

•	We may be subject to U.S. federal, state and local taxes on our income and property that may limit our ability to pay stockholder dividends.

•	Recent changes to the U.S. tax laws and related interpretations could adversely impact us.

•	Legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and Securities and Exchange Commission (the “SEC”) guidance related to Regulation A or the JOBS Act).

•	Our compliance with applicable U.S. federal, state and local laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws.

•	Changes to generally accepted accounting principles, or GAAP.

•	Limited ability to dispose of assets because of the relative illiquidity of real estate investments.

•	Intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space.

•	Defaults on or non-renewal of leases by tenants.

•	Our failure to obtain necessary outside financing.

•	Our level of debt and the terms and limitations imposed on us by our debt agreements.

•	Risks associated with derivatives or hedging activity.

•	Decreased rental rates or increased vacancy rates.

•	Our failure to successfully operate acquired properties and operations.

•	Exposure to liability relating to environmental and health and safety matters.

•	Changes in real estate and zoning laws and increases in real estate property tax rates.

•	Loss of key personnel, and our ability to retain our executive officers and other key personnel of our Sponsor, and its affiliates.

1st stREIT Office Inc. and Subsidiaries

Item 1. Business

The Company

1st stREIT Office Inc., a Maryland corporation was formed on November 9, 2016 (inception), to originate, invest in, and manage a portfolio of primarily office properties. The Company may also invest, to a limited extent, in real estate-related assets, including (1) equity securities such as common stocks, preferred stocks and convertible preferred securities of public or private real estate companies, such as other REITs and other real estate operating companies, (2) debt securities such as commercial mortgages, mortgage loan participants, commercial mortgage-backed securities and debt securities issued by other real estate companies, (3) mezzanine loans bridge loans and certain other non-U.S. dollar denominated securities and (4) commercial property types other than office.

The Company has elected to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ended December 31, 2017. As of December 31, 2020, our portfolio was comprised of commercial real estate properties with a total cost basis of $71,944,412, and a fair market value of $81,500,000, that, in the opinion of our Manager, meet our investment criteria and objectives. See “Form 1-U – Item 9 – Net Asset Value as of December 31, 2020” for more information.

SW Manager, LLC is our manager and a wholly-owned subsidiary of our Sponsor. Our Manager makes all of our investment decisions, manages the day-to-day operations of our portfolio of commercial real estate assets, and has the authority to make all of the decisions regarding our investments, subject to the limitations contained in our management agreement (the “Management Agreement”). Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf through a support agreement between our Manager and our Sponsor, whereby our Sponsor provides our Manager with the personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the Management Agreement.

The Company is offering a maximum of up to $50 million in shares of Common Stock on a “best efforts maximum” basis. As of December 31, 2020, the Company is selling its shares of Common Stock directly to investors at a purchase price of $10.07 per share, calculated as of the end of the prior fiscal quarter. The minimum investment is 100 shares, or $1,000 based on the initial offering price per share. As of December 31, 2020, the Company has raised approximately $9,644,412 in capital (not including the $75,000 in private placements to our Sponsor). As of April 8, 2021, the Company has raised a total of $11,471,904 in capital (not including the $75,000 in private placements to our Sponsor).

As of December 31, 2020, the Company owns two properties: one property consisting of Laumeier I, II, and IV located in the state of Missouri (“Laumeier”) and an office and mixed-use property located in the state of Indiana (the “Allied Property”).

Laumeier is located in the Laumeier Office Park, a premier office location in St. Louis’s South County submarket. Laumeier comprises three of the four buildings in the Laumeier Office Park, and totals 297,354 rentable square feet. Tenants of Laumeier include Panera Bread Company (headquarters), New Balance (regional headquarters), AMN Healthcare and Regus.

The Allied Property, located in Carmel, Indiana has 142,147 rentable square feet. Tenants of the Allied Property include Allied Solutions, LLC and F.C. Tucker Company, Inc. The Company purchased the Allied Property in January 2019 for total consideration of $31,976,274.

Employees

As of December 31, 2020, no employees were employed by the Company.

Segments

The Company invests in multi-tenant income-producing office properties. The Company’s real estate properties are expected to exhibit similar long-term financial performance and have similar economic characteristics to each other. As of December 31, 2020, and December 31, 2019, the Company aggregated its investments in real estate into one reportable segment.

Investment Strategy

The Company has used, and intends to continue to use, substantially all of the proceeds from the Offering to acquire, manage, operate, selectively leverage and opportunistically sell primarily office properties. The Company intends to acquire and operate real estate and real estate-related assets on an opportunistic basis. Our Sponsor’s management team has extensive experience investing in numerous types of properties, but our primary focus will be on office acquisitions. These properties will be located throughout the U.S. and will be primarily existing, income-producing properties with the potential for long term capital appreciation.

In executing on our business strategy, we believe that we will benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as a fund manager. These competitive advantages include:

●	Our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and manage portfolio assets;

●	Our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire;

●	Our Sponsor’s acquisition experience, which includes seeking, underwriting and evaluating real estate deals in every major asset class and various locations within the U.S., and in a variety of market conditions; and

●	Our Sponsor’s asset management experience, which includes actively monitoring each investment through critical property management, leasing, renovation and disposition activities.

To execute our disciplined investment approach, a team of our Sponsor’s real estate professionals take responsibility for the business plan of each investment. The following practices summarize our investment approach:

●	Market Research – The investment team completes exhaustive market diligence on demographics, employment drivers, competing properties, and capital market activity.

●	Physical Research – The investment team engages third-party property condition, environmental, zoning and code compliance, and building systems assessments to identify prospective investment deferred maintenance items and to validate capital requirement assumptions.

●	Underwriting Discipline – The Company follows a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for appreciation, potential for principal loss, income tax considerations and liquidity. Only those assets meeting our investment criteria will be accepted for inclusion in our portfolio. In an effort to keep an asset in compliance with those standards, the underwriting team remains involved through the investment life cycle of the asset and consults with the other internal professionals responsible for the asset.

●	Asset Management – Prior to the purchase of an individual asset or portfolio, the Manager’s acquisition team works in tandem with the asset management team to develop an asset business strategy. This is a forecast of the action items to be taken and the capital needed to implement the contemplated business plan in an attempt to achieve the anticipated returns. The Company reviews asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle. We have designed this process to allow for realistic yet aggressive enhancement of value throughout the investment period.

Investment Objectives

Our investment objectives are:

●	to achieve attractive cash yields with the potential for capital appreciation;

●	to grow net cash from operations so more cash is available for dividends to investors;

●	to preserve and to protect stockholder’s capital.

There is no assurance that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager, and our Manager’s investment committee, will have substantial discretion with respect to the selection of specific investments, the management of our portfolio and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our stockholders.

The Company believes that successful real estate investment requires the implementation of strategies that permit favorable purchases and originations, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of its team of real estate professionals with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

The Company believes that active management is critical to creating value. The Company will continually re-evaluate the exit strategy of each asset in response to the performance of the individual asset, market conditions and our overall portfolio objectives to determine the optimal time to sell or refinance the asset.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. The Company competes with many other entities engaged in real estate investment activities, including individuals, corporations, insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities, many of which have greater financial resources and lower costs of capital available to them than the Company has. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per investment and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than the Company is, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that the Company will compete effectively or that the Company will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

The Company faces risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated and filed with the SEC on September 13, 2017, as amended and/or supplemented from time to time (the “Offering Circular”). The current Offering Circular may be accessed here. The Offering Circular may be updated from time to time with future filings under Regulation A. In addition, new risks may emerge at any time and the Company cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our shares of Common Stock.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of our operations should be read together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as further amended or supplemented from time to time. The current Offering Circular may be accessed here.

Overview

1st stREIT Office Inc., is a Maryland corporation formed to originate, invest in, and manage a portfolio of primarily office properties. The Company has used, and expects to continue to use, substantially all of the net proceeds from our offering to originate, acquire and structure a diversified portfolio of commercial real estate properties. The Company is externally managed by SW Manager, LLC, our Manager. On May 31, 2017, the Company commenced operations upon the completion of our first acquisition. See “Laumeier Transaction” and “Laumeier Properties” below in the notes to the consolidated financial statements for a description of this transaction.

On January 18, 2019, we purchased an additional office building located in Carmel, Indiana. See “Allied Acquisition” below in the notes to the consolidated financial statements for a description of this transaction.

As of December 31, 2020, we have raised approximately $9,644,412 in capital (not including the $75,000 in private placements to our Sponsor). The Company has adopted a quarterly stockholder redemption plan whereby, subject to certain restrictions and limitations, stockholders may be provided the opportunity to have their shares of Common Stock redeemed by the Company. See “Redeemable Common Stock” below in the notes to the consolidated financial statements for a description of the plan. As of April 8, 2021, the Company has raised a total of $11,471,904 in capital (not including $75,000 in private placements to our Sponsor).

The Company plans to invest primarily in office properties located throughout the U.S., the majority of which will be existing, income-producing properties with the potential for long term capital appreciation.

We have elected to be taxed as a real estate investment trust for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2017. We believe that we have been organized and have operated in a manner that has allowed us to qualify as a REIT for U.S. federal income tax purposes commencing with such taxable year, and we intend to continue operating in such a manner.

Liquidity and Capital Resources

Proceeds from shares sold in the Offering have been, and will continue to be, primarily used for (i) property acquisitions; (ii) capital expenditures; and (iii) principal payments on our outstanding indebtedness. Our liquidity needs to acquire real estate and other real estate investments will be funded primarily from the sale of our shares, and from debt proceeds.

The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders’ and rating agencies’ estimate of the stability of our investment portfolio’s cash flow. Our targeted portfolio-wide leverage, after we have acquired a substantial portfolio, is between 40-60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of assets.

Our Manager may from time to time modify our leverage policy in its discretion. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

•	our cash flow from operations may be insufficient to make required payments of principal and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in (a) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (b) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements or pay dividends of excess cash flow held in reserve by such financing sources, and/or (c) the loss of some or all of our assets to foreclosure or sale;

•	our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;

•	we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder dividends or other purposes; and

•	we may not be able to refinance debt that matures on favorable terms, or at all, and more broadly, there can be no assurance that a leveraging strategy will be successful.

Debt financings for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at such later time as determined to be appropriate. In addition, debt financing may be used from time to time for property improvements, lease inducements, tenant improvements and other working capital needs.

We have established a distribution reinvestment and optional cash purchase plan (the “Plan”) that allows stockholders who elect to participate in the Plan to have their cash dividends reinvested in additional shares of our Common Stock or make optional cash purchases of shares of our Common Stock. Under the Plan, whenever we declare a cash dividend or other distribution, our stockholders who have elected to participate in the Plan will have their cash distribution reinvested in additional shares of Common Stock at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges, rather than receiving the cash distribution. Stockholders who do not participate in the Plan will continue to receive cash dividends as declared. In addition, as part of the Plan, existing stockholders will have the opportunity to make optional cash purchases of additional shares of Common Stock through our transfer agent.

Stockholders will not be able to acquire shares of Common Stock under the Plan to the extent that such acquisition would cause them to exceed the ownership limits set forth in our charter (or the ownership limits set forth in any waiver agreements entered into with a stockholder). Specifically, to help ensure that we will retain the ability to qualify as a REIT, we will restrict any stockholder from acquiring, directly or indirectly, beneficial or constructive ownership of more than 9.0% by value or number of shares, whichever is more restrictive, of our outstanding capital stock; unless our board of directors has agreed to waive the 9.0% ownership limit with respect to a particular stockholder, in which case we will restrict such stockholder from acquiring, directly or indirectly, beneficial or constructive ownership of our shares in violation of the ownership limits set forth in such stockholder’s waiver agreement.

We expect to declare and pay dividends on a quarterly basis, or more or less frequently as advised by our Manager, in arrears, based on a record date that is currently expected to be on or about the 25th day of the last month of the applicable quarter for which a dividend has been declared. Any dividends we make are subject to the discretion of our board of directors and will be made following consultation with our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. We will set the rate of dividends at a level that will be reasonably consistent and sustainable over time. We have not established a minimum distribution level, and our charter does not require that we pay dividends to our stockholders.

For the period commencing January 1, 2017 through December 31, 2020, we have declared an aggregate of fifteen distributions (one of which took place prior to the commencement of the Offering) with a weighted average annualized yield of 9.57% based on a purchase price of $10 per share. In March 2021, we declared a sixteenth distribution with a weighted average annualized yield of 8.40%, based on a purchase price of $10 per share, which was paid in April 2021. See “Financial Statements – Subsequent Events – Additional Distributions” below for more information.

During our offering stage, when we may raise capital in the Offering more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not be able to pay dividends solely from our cash flows from operations. Further, because we may receive property income or other revenue at various times during our fiscal year and because we may need cash flows from operations during a particular period to fund capital expenditures and other expenses, we expect that, at least during the early stages of our development and from time to time during our operational stage, we will declare dividends in anticipation of cash flows that we expect to receive during a later period and we will pay these dividends in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings or lines of credit to fund our dividends. We may also fund such dividends from the sale of assets or other investments. Our charter permits us to pay dividends from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such dividends. If we pay dividends from sources other than our cash flows from operations, we will have less funds available for investment in properties and other assets.

To maintain our qualification as a REIT, we must make aggregate annual dividends to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with Generally Accepted Accounting Principles (“GAAP”)). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. See “U.S. Federal Income Tax Considerations – Requirements for Qualification – Annual Distribution Requirements” in our Offering Circular here. Our board of directors may authorize dividends in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Office properties can be difficult to lease to new tenants, should the current tenant terminate or choose not to renew its lease. These properties generally have received significant tenant-specific improvements and only very specific tenants may be able to use such improvements, making the properties very difficult to re-lease in their current condition. Additionally, an interested tenant may demand that, as a condition of executing a lease for the property, we finance and construct significant improvements so that the tenant could use the property. This expense may decrease cash available for distribution, as we likely would have to (i) pay for the improvements up-front or (ii) finance the improvements at potentially unattractive terms.

Cash Flows from Operating Assets

As of December 31, 2020, we owned one property consisting of three adjacent office buildings in the state of Missouri and one office and mixed-use property in the state of Indiana.

During the year ended December 31, 2020, net cash flow provided by operating activities was $2,441,930. We are expecting cash flows from operating activities to increase in future periods as a result of future acquisitions of real estate.

Cash Flows from Investing Activities

Net cash used in investing activities was $(559,995) for the year ended December 31, 2020, and consisted of the following:

•	$(909,995) Additions to real estate investments

•	$350,000 Deposit for acquisition of real estate investments

Cash Flows from Financing Activities

Net cash used in financing activities was $(1,444,273) for the year ended December 31, 2020, and consisted of the following:

•	$(567,111) Principal repayments of secured notes payable

•	$(1,650,000) Principal repayments of unsecured affiliate note payable

•	$(646) Net change in deposits from prospective investors

•	$3,696,189 Proceeds from issuance of Common Stock

•	$(111,011) Payments to repurchase Common Stock

•	$(126,972) Payments of stock offering costs

•	$(656,786) Dividends paid on Common Stock

•	$250,000 Contributions from noncontrolling interests

•	$(2,277,936) Distributions to noncontrolling interests

Results of Operations

The SEC qualified our offering statement for the Offering effective on September 13, 2017 and our post-qualification amendments (“PQA”) on September 27, 2018 and October 30, 2019. The SEC qualified our most recent offering statement for the Offering effective on November 16, 2020.

Total revenue, which includes rental income, tenant reimbursements, and other income, increased $456,113 for the period from December 31, 2019 (“2019”) to $11,562,533 for the year ended December 31, 2020 (“2020”) due to rent escalations and new tenant leases. Operations and maintenance decreased $307,725 from 2019 to $2,175,199 for 2020 due to a decrease in utilities expense. Real estate taxes and insurance increased $115,775 from 2019 to $1,796,898 for 2020 due to annual inflation increases. Property management fees increased $27,128 from 2019 to $285,208 for 2020 due to increased rental revenues. General and administrative increased $142,012 from 2019 to $712,094 for 2020 due to an increase in abandoned pursuit costs. Asset management fees increased $87,713 from 2019 to $690,852 for 2020 due to an increase in the operating partnership’s NAV. Depreciation and amortization increased $133,225 from 2019 to $3,892,581 for 2020 due to capital expenditures. Net interest expense decreased $190,641 from 2019 to $2,058,346 for 2020 due to principal repayments.

We expect that rental income, tenant reimbursements, other income, operations and maintenance, real estate and insurance, property management fees, general and administrative fees, asset management fees, depreciation and amortization, and net interest expenses will increase in future periods as we acquire more real estate properties.

Outlook and Recent Trends

As a consequence of the pandemic described in the Risk Factors, the Company believes that the intermediate and long-term market for investment in select commercial real estate properties is compelling from a risk-return perspective. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to originate investments with attractive long-term equity returns.

Impact of COVID-19

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 11, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions to mitigate its spread have and are expected to continue to have an adverse impact on the economics and financial markets of many countries, including the geographical area in which the Company operates. On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”) was enacted to amongst other provisions, provide emergency assistance for individuals, families, and businesses affected by the coronavirus pandemic. It is unknown how long the adverse conditions associated with the coronavirus will last and what the complete financial effect will be to the Company. See “Risk Factors – Risks Related to the COVID-19 Pandemic” in our Offering Circular here.

The following is a summary of the Company’s April 2020 to March 2021 base rent collections as of March 31, 2021:

-	The Company received rent relief requests from five of our twenty-four tenants, who represented approximately 46% of our monthly total base rent in 2020.
-	In 2020, the Company entered into temporary rent modification agreements with three tenants (representing approximately 15.4% of the monthly base rent) in the form of short-term rent deferrals, with such deferred rent to be repaid in installments by the end of the 2021 calendar year. None of the other relief requests were granted and no other lease modifications were made.
-	The Company has collected 100% of the contractual base rent obligations after rent deferrals from April 2020 to March 2021.
-	Based on the original annual budget for the 2020 calendar year, which does not include any rent deferrals, the Company collected 96.9% of the budgeted rental revenue for 2020. The Company has collected 100% of the budgeted rental revenue for 2021 thus far.

For any other tenants that may request relief in the future, we will evaluate deferrals and/or other potential modifications on a case-by-case basis. We can give no assurances on the outcomes should future negotiations arise, the amount of the rent relief package and ultimate recovery of the amounts deferred.

For more information regarding market conditions, please see “Investment Objectives and Strategy” in our Offering Circular that can be found here.

Item 3. Directors and Officers

Our Manager

The Company operates under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. Our Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

The Company follows investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular, which may be accessed here  unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement and the Management Agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our stockholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities. The Manager is subject to the supervision and direction of our board of directors.

Executive Officers and Directors

We have provided below certain information about our directors and executive officers.

Name	Age	Position Held
Eliot Bencuya	39	Director, Chief Executive Officer
Jeffrey Karsh	33	Director, Chief Investment Officer
Joseph Kessel	39	Director, Chief Operating Officer

•	Eliot Bencuya. Mr. Bencuya serves as Chief Executive Officer of our Manager and has served as a partner of our Sponsor since co-founding it in April 2013. Mr. Bencuya also serves as a member of our Manager’s investment committee. Mr. Bencuya has extensive experience identifying, underwriting, and executing real estate investments. Prior to forming our Sponsor, he was a Vice President of Acquisitions for Canyon Capital Realty Advisors and the Canyon-Johnson Urban Funds, where he was responsible for originating, underwriting, structuring and executing transactions in the Pacific Northwest, Northern California and Midwest regions. Mr. Bencuya also held positions at Sovereign Investment Company and the investment banking division of Merrill Lynch & Co. He holds a Bachelor of Arts degree in Economics and International Studies from Yale University, and a Masters of Business Administration degree from the Haas School of Business at the University of California, Berkeley. Mr. Bencuya is a member of ULI.

•	Jeffrey Karsh. Mr. Karsh serves as Chief Investment Officer of our Manager and has served as a partner of our Sponsor since co-founding it in April 2013. Mr. Karsh also serves as a member of our Manager’s investment committee. Prior to forming our Sponsor, Mr. Karsh served on the acquisitions team at Canyon Capital Realty Advisors and the Canyon-Johnson Urban Funds, where he was responsible for underwriting, structuring and executing value-add and opportunistic transactions. He holds a Bachelor of Arts degree in Political Science from the University of Pennsylvania. Mr. Karsh is a member of ULI, CREW LA, and the Real Estate & Construction division of the Jewish Federation of Greater Los Angeles.

•	Joseph Kessel. Mr. Kessel serves as Chief Operating Officer of our Manager and has served as a partner of our Sponsor since co-founding it in April 2013. Mr. Kessel also serves as a member of our Manager’s investment committee. Mr. Kessel has experience in all facets of real estate investment, including acquisition, disposition, asset management, and portfolio management. Prior to forming our Sponsor, Mr. Kessel was a Vice President of Asset Management for Canyon Capital Realty Advisors and the Canyon-Johnson Urban Funds, where he managed a portfolio of value-add and opportunistic investments across all property types. Before joining Canyon, Mr. Kessel was an Associate at CenterSquare Investment Management (formerly Urdang) responsible for coordinating all underwriting, due diligence and documentation of core and value-add investments across all major property types. He holds a Bachelor of Science degree from The Wharton School (Magna Cum Laude, Real Estate) and a Bachelor of Arts degree from The College of Arts and Sciences (Magna Cum Laude, International Relations) at the University of Pennsylvania. Mr. Kessel is a member of ULI and IMN.

Compensation of Executive Officers

The Company does not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although the Company indirectly bears some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we do not currently pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular here.

Item 4. Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the beneficial ownership of our Common Stock and shares of our Common Stock into which limited partnership interests (“OP Units”) in the Operating Partnership are exchangeable, as of April 8, 2021 for each person or group that holds more than 10% of our Common Stock or combined outstanding Common Stock and OP Units, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Common Stock				Common Stock and OP Units
Name of Beneficial Owner(1,4)	Number of Shares Beneficially Owned		Percentage of All Shares		Number of Shares and OP Units Beneficially Owned	Percentage of All Shares and OP Units(2)
10% Stockholders:
Bruce Karsh	—		—		1,997,615	53.96%
Executive Officers and Directors:
Eliot Bencuya	7,500	[3]	*	(3)	7,500	*
Jeffrey Karsh	7,500	[3]	*	(3)	507,500	13.71%
Joseph Kessel	7,500	[3]	*	(3)	7,500	*

All directors and executive officers as a group (3 persons)	7,500	[3]	*	(3)	7,500	*

* Represents less than 1.0%

1 Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person, directly or indirectly, has or shares “voting power,” which includes the power to vote, or to direct the voting of, such security, and/or “investment power,” which includes the power to dispose, or to direct the disposition of, such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

2 Through December 31, 2020, the total number of outstanding OP Units equaled 3,549,677 units.

3 None of these shares of Common Stock are owned of record; all 7,500 shares of Common Stock are owned of record by the Sponsor, which is equally beneficially owned and controlled by each of the Executive Officers and Directors of the Company.

4 Bruce Karsh’s address is 333 South Grand 28th Floor, Los Angeles, CA 90071. Each executive officer and director has an address in care of our principal executive offices at 11601 Wilshire Boulevard #1690, Los Angeles, CA 90025.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see “Related Party Transactions” in Item 7 “Financial Statements” below.

Item 6. Other Information

None.

Item 7. Financial Statements

Independent Auditor’s Report

To the Stockholders and the Board of Directors

1st stREIT Office Inc.

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of 1st stREIT Office Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st stREIT Office Inc. and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Los Angeles, California

April 15, 2021

1st stREIT Office Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2020	December 31, 2019
Assets
Real estate:
Land	$7,230,647	$7,230,647
Buildings and improvements	53,369,010	52,580,603
Tenant origination and absorption costs	11,394,755	11,145,198
Total real estate	71,994,412	70,956,448
Less: accumulated depreciation and amortization	(19,727,166)	(15,836,303)
Real estate, net	52,267,246	55,120,145

Cash	3,573,618	3,346,091
Restricted cash	521,487	311,352
Rents and other receivables, net	3,987,331	2,778,021
Other assets, net	152,070	507,368
Total assets	$60,501,752	$62,062,977

Liabilities and stockholders' equity
Liabilities:
Secured notes payable, net	$40,746,131	$41,232,669
Unsecured note payable - affiliate, net	6,500,000	8,150,000
Accounts payable, accrued and other liabilities	1,084,222	1,285,755
Unearned tenant rents	414,546	131,576
Security and investor deposits	459,958	457,892
Below-market leases, net	2,192,023	2,421,947
Due to affiliate	240,572	305,302
Total liabilities	51,637,452	53,985,141

Commitment and contingencies (Note 8)

Stockholders' equity:
Common stock, $0.01 par value, 900,000,000 shares authorized, 954,925 and 599,323 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	9,549	5,993
Additional paid-in capital	9,305,912	5,835,170
Cumulative distributions and net loss	(7,152,446)	(4,486,319)
Noncontrolling interests	6,701,285	6,722,992
Total stockholders' equity	8,864,300	8,077,836
Total liabilities and stockholders' equity	$60,501,752	$62,062,977

(See accompanying notes to the consolidated financial statements)

1st stREIT Office Inc. and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue:
Rental income	$10,545,898	$10,349,848
Tenant reimbursements	941,692	679,848
Other income	74,943	76,724
Total revenue	11,562,533	11,106,420

Expenses:
Operations and maintenance	2,175,199	2,482,924
Real estate taxes and insurance	1,796,898	1,681,123
Property management fees	285,208	258,080
General and administrative	712,094	570,082
Asset management fees to affiliate	690,852	603,139
Depreciation and amortization	3,892,581	3,759,356
Interest expense, net	2,058,346	2,248,987
Total expenses	11,611,178	11,603,691

Net loss	(48,645)	(497,271)

Less: Income attributable to noncontrolling interests	(1,907,885)	(1,589,046)

Net loss attributable to 1st stREIT Office Inc.	$(1,956,530)	$(2,086,317)

Basic and diluted loss per share of common stock	$(2.43)	$(5.64)

Weighted average shares of common stock outstanding – basic and diluted	806,691	369,767

(See accompanying notes to the consolidated financial statements)

1st stREIT Office Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

For the Years Ended December 31, 2020 and December 31, 2019

	Common Stock
	Number of Shares	Amount	Additional Paid-In Capital	Cumulative Distributions and Net Loss	Noncontrolling Interests	Total
Balance at December 31, 2018	228,030	$2,280	$2,211,859	$(1,983,488)	$2,703,946	$2,934,597
Proceeds from issuance of common stock	371,693	3,717	3,739,206	-	-	3,742,923
Offering costs	-	-	(112,288)	-	-	(112,288)
Common stock repurchases	(400)	(4)	(3,607)	-	-	(3,611)
Contributions from noncontrolling interest	-	-	-	-	5,000,000	5,000,000
Distributions to noncontrolling interests	-	-	-	-	(2,570,000)	2,570,000)
Dividends declared on common stock	-	-	-	(416,514)	-	(416,514)
Net loss attributable to 1st stREIT Office Inc.	-	-	-	(2,086,317)	-	(2,086,317)
Net income attributable to noncontrolling interests	-	-	-	-	1,589,046	1,589,046
Balance at December 31, 2019	599,323	5,993	5,835,170	(4,486,319)	6,722,992	8,077,836
Proceeds from issuance of common stock	368,092	3,681	3,692,510	-	-	3,696,191
Offering costs	-	-	(110,882)	-	-	(110,882)
Common stock repurchases	(12,490)	(125)	(110,886)	-	-	(111,011)
Contributions from noncontrolling interest	-	-	-	-	250,000	250,000
Distributions to noncontrolling interests	-	-	-	-	(2,179,592)	(2,179,592)
Dividends declared on common stock	-	-	-	(709,596)	-	(709,596)
Net loss attributable to 1st stREIT Office Inc.	-	-	-	(1,956,531)	-	(1,956,531)
Net income attributable to noncontrolling interests	-	-	-	-	1,907,885	1,907,885
Balance at December 31, 2020	954,925	$9,549	$9,305,912	$(7,152,446)	$6,701,285	$8,864,300

(See accompanying notes to the consolidated financial statements)

1st stREIT Office Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash flows from operating activities:
Net loss	$(48,646)	$(497,271)
Adjustments to reconcile net income to net cash provided by operating activities:
Straight-line rents	(688,364)	(732,092)
Depreciation	2,895,703	2,799,736
Amortization of in-place leases	676,483	661,129
Amortization of leasing commissions and legal costs	320,395	298,491
Amortization of below-market rents included in rental income	(229,924)	(218 ,601)
Amortization of deferred financing costs included in interest expense	80,572	79,280
Changes in net assets and liabilities:
Rents and other receivables, net	(520,946)	(425,239)
Other assets, net	3,582	(83,284)
Accounts payable, accrued and other liabilities	(283,967)	285,355
Unearned tenant rents	282,970	(286,124)
Security deposits	2,712	289,503
Due to affiliate	(48,640)	58,817
Net cash provided by operating activities	2,441,930	2,229,700

Cash flows from investing activities:
Acquisition of real estate investments	-	(31,927,978)
Additions to real estate investments	(909,995)	(409,602)
Deposit for acquisition of real estate investments	350,000	(350,000)
Net cash used in investing activities	(559,995)	(32,687,580)

Cash flows from financing activities:
Proceeds from secured notes payable	-	17,600,000
Principal repayments of secured notes payable	(567,111)	(319,493)
Proceeds from unsecured affiliate note payable	-	15,150,000
Principal repayments of unsecured affiliate note payable	(1,650,000)	(7,000,000)
Net change in deposits from prospective investors	(646)	51,509
Proceeds from issuance of common stock	3,696,189	3,742,923
Payments to repurchase common stock	(111,011)	(3,611)
Payments of stock offering costs	(126,972)	(84,821)
Dividends paid on common stock	(656,786)	(326,449)
Contributions from noncontrolling interests	250,000	5,000,000
Distributions to noncontrolling interests	(2,277,936)	(2,444,258)
Payments of deferred financing cost	-	(310,105)
Net cash (used in) provided by financing activities	(1,444,273)	31,055,695

Net increase in cash and restricted cash	437,662	597,815
Cash and restricted cash at beginning of year	3,657,443	3,059,628
Cash and restricted cash at end of year	$4,095,105	$3,657,443

1st stREIT Office Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Continued)

	Year Ended December 31, 2020	Year Ended December 31, 2019
Cash	$3,573,618	$3,346,091
Restricted cash	521,487	311,352
Total cash and restricted cash	$4,095,105	$3,657,443

Supplemental disclosure of cash flow information
Cash paid for interest	$1,966,810	$2,180,670

Supplemental disclosure of noncash investment and financing activities:
Additions to real estate investments included in accounts payable, accrued and other liabilities	$127,969	$-
Distributions to noncontrolling interest included in accounts payable, accrued and other liabilities	$544,898	$643,242
Dividends declared on common stock included in accounts payable, accrued and other liabilities	$199,695	$146,885
Common stock offering costs included in due to affiliate	$21,384	$37,474

(See accompanying notes to the consolidated financial statements)

1st stREIT Office Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020

1.	Organization and Nature of Business

Formation

1st stREIT Office Inc. (the “Company”), a Maryland corporation, was formed on November 9, 2016 (inception) pursuant to its Articles of Incorporation (as amended and restated and further amended, the “Charter”). The Company has elected to be taxed as a real estate investment trust (“REIT”) commencing with the taxable year ended December 31, 2017. The Company’s Charter authorizes the issuance of 1,000,000,000 shares of capital stock, of which 900,000,000 shares are designated as shares of common stock, $0.01 par value per share, (“Common Stock”) and 100,000,000 shares designated as preferred stock (“Preferred Stock”). As of December 31, 2020, the Company had not issued any Preferred Stock.

The Company is offering a maximum of up to $50 million in shares of Common Stock on a “best efforts maximum” basis. The per share purchase price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year, will equal the Company’s net asset value (“NAV”) divided by the number of shares of Common Stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share). Prior to November 16, 2020, the per share purchase price was the greater of (i) $10.00 per share or (ii) the Company’s NAV per share. The per share purchase price for any shares that may be sold pursuant to the Distribution Reinvestment and Optional Cash Purchase Plan will be equal to the NAV per share. The minimum investment amount for initial purchases of shares of Common Stock is 100 shares, or $1,000 based on the initial offering price per share. The Company may terminate the offering at any time.

Date	NAV Per Share
June 30, 2019	$10.11

September 30, 2019	$10.10

December 31, 2019	$10.00

March 31, 2020	$9.86

June 30, 2020	$10.07

September 30, 2020	$10.21

December 31, 2020	$10.09

The Company was organized to originate, invest in and manage a portfolio of primarily office properties. The Company may also invest, to a limited extent, in real estate-related assets, including (1) equity securities such as common stocks, preferred stocks and convertible preferred securities of public or private real estate companies such as other REITs and other real estate operating companies, (2) debt securities such as commercial mortgages, mortgage loan participations, commercial mortgage-backed securities and debt securities issued by other real estate companies, (3) mezzanine loans, bridge loans and certain non-U.S. dollar denominated securities and (4) commercial property types other than office properties.

The Company holds its investments through 1st stREIT Office Operating Partnership LP (the “Operating Partnership”) and the Operating Partnership’s special purpose wholly-owned limited liability companies (“Subsidiaries”), some of which may have rights to receive preferred economic returns. The Operating Partnership was formed on February 22, 2017 whereby the Company was the sole general partner of, and at such time owned a 99.0% partnership interest in the Operating Partnership. A wholly owned subsidiary of the Company, 1st stREIT Office Limited Partner LLC (the “Initial LP”) formed on February 22, 2017, owned the remaining 1.0% interest in the Operating Partnership as its initial limited partner.

The business affairs of the Company are managed by or under the direction of the Company’s board of directors (“Board of Directors”). Subject to certain restrictions and limitations, SW Manager, LLC, an affiliate of the Company, was engaged by the Board of Directors to manage the Company pursuant to a management agreement effective June 22, 2017. The Manager is wholly owned by the Company’s sponsor, Tryperion Partners, LLC (the “Sponsor”), which provides asset management, marketing, investor relations and other administrative services on the Company’s behalf, through a support agreement between the Manager and the Sponsor, wherein the Sponsor provides the Manager with the personnel, services and resources necessary for the Manager to perform its obligations and responsibilities under the Management Agreement.

Laumeier Transaction

On April 13, 2017, management formed three special purpose entities wholly owned by the Operating Partnership (“1SO Laumeier I LLC”, “1SO Laumeier II LLC” and “1SO Laumeier IV LLC” collectively referred to as “Laumeier Entities”).

On May 30, 2017, an unsecured affiliate note payable (“Affiliate Note Payable”) was issued by the Sponsor to the Operating Partnership in the amount of $20,700,000.

On May 31, 2017 (the “Transaction Date”), the Laumeier Entities each respectively purchased three office properties (“Laumeier I”, “Laumeier II” and “Laumeier IV” collectively referred to as the “Laumeier Properties”) located in St. Louis, Missouri from three affiliate investment entities (“TREF I Laumeier I LLC”, “TREF I Laumeier II LLC” and “TREF I Laumeier IV LLC” collectively referred to as “Sponsor Affiliate Entities”). The Sponsor Affiliate Entities were managed by an affiliate of the Sponsor, Tryperion RE Fund I Manager, LLC (“Former Manager”).

On June 22, 2017, certain investors of the Sponsor Affiliate Entities (“Reinvesting OP Partners” and, together with the Initial LP, collectively, the “Limited Partners”) reinvested their sale proceeds received from the sale of the Laumeier Properties by purchasing limited partnership interests (“OP Units”) in the Operating Partnership. Proceeds raised from the Reinvesting OP Partners were used to fully retire the Affiliate Note Payable on June 22, 2017.

Allied Acquisition

On September 12, 2018, management formed 1SO Midtown Carmel LLC, a special purpose entity wholly owned by the Operating Partnership (“Midtown”).

On January 18, 2019, an unsecured affiliate note payable (“Affiliate Note Payable II”) was issued by the Sponsor to the Operating Partnership in the amount of $15,150,000.

On January 18, 2019, Midtown purchased a 142,147 square foot office and mixed-use property located in Carmel, Indiana (the “Allied Property”) which is further described in Note 3.

Distributions

During the year ended December 31, 2020, the Company paid cash distributions to non-controlling interests in the amount of $2,277,936 related to operations of the Laumeier Properties and the Allied Property. As of December 31, 2020, $544,898 of distributions to non-controlling interests were declared but not paid and are included in accounts payable, accrued and other liabilities.

During the year ended December 31, 2019, the Company paid cash distributions to non-controlling interests in the amount of $2,444,258 related to operations of the Laumeier Properties. As of December 31, 2018, $643,242 of distributions to non-controlling interests were declared but not paid and are included in accounts payable, accrued and other liabilities.

As of December 31, 2020, the Company raised approximately $9,644,412 in capital from 882 investors (not including the $75,000 in private placements to the Sponsor and the $114,622 in stock redemptions paid). As of December 31, 2020, the Company owns 954,925 OP Units, and the total number of outstanding OP Units was 3,549,677 giving the Company an effective ownership interest of 26.90% in the Operating Partnership. As the Company raises capital, additional OP Units will be issued to the Company.

As of December 31, 2019, the Company had raised approximately $5,948,223 in capital from 526 investors (not including the $75,000 in private placements to the Sponsor and the $3,611 in stock redemptions paid). As of December 31, 2019, the Company owns 599,323 OP Units, and the total number of outstanding OP Units was 3,169,323 giving the Company an effective ownership interest of 18.91% in the Operating Partnership.

Offering and Filings

On June 30, 2017, the Company’s Form 1-A was filed with the Securities and Exchange Commission (the “SEC”) with respect to a public offering (the “Offering”) of up to $50 million in Common Stock. The SEC declared the Offering to be qualified on September 13, 2017 and post-qualification amendments (“PQA”) were qualified by the SEC on September 27, 2018 and October 30, 2019. The SEC qualified our most recent Offering on November 16, 2020.

The Company plans on issuing up to 5,000,000 shares of Common Stock in the Offering in addition to the 7,500 shares of Common Stock previously issued in private placements to the Sponsor at a price per share that equals the Company’s NAV divided by the number of shares of Common Stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis including those purchased pursuant to the Distribution Reinvestment and Optional Cash Purchase Plan. The Board of Directors may increase the number of authorized shares of capital stock without stockholder approval.

As of December 31, 2020, the Company has not established any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though it may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on the Company’s status as a REIT.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

GAAP requires any subsidiaries or affiliates under common control to be consolidated. In addition, entities are evaluated to determine whether they qualify as a variable interest entity (“VIE”). A VIE is an entity that either (i) lacks sufficient equity to finance its activities without additional subordinated financial support from other parties, (ii) whose equity holders lack the characteristics of a controlling financial interest, or (iii) is established with non-substantive voting rights.

The Company’s operating subsidiary, Operating Partnership, is a limited partnership. The Company holds the majority of membership interest in the Operating Partnership and acts as the managing member, exercising full responsibility and control over the day-to-day activities of the entity. The noncontrolling interests in the Operating Partnership do not have substantive liquidation rights, substantive kick-out rights without cause, or substantive participating rights that could be exercised by a simple majority of noncontrolling interest members (including by such member unilaterally). The absence of such rights, which represent voting rights in a limited partnership, would render the Operating Partnership to be a VIE. The Company, as managing member, has the power to direct the core activities of the Operating Partnership that most significantly affects the Operating Partnership’s performance and has both the right to receive benefits from and the obligation to absorb losses of the Operating Partnership. Accordingly, the Company is the primary beneficiary of the Operating Partnership and consolidates the Operating Partnership and its subsidiaries, in addition to the Initial LP.

GAAP requires transfers of property under common control to be presented as of the earliest period presented. It was determined that the Laumeier Properties were under common control for the period November 9, 2016 (inception) through the Transaction Date thus the Laumeier transaction was recorded as a change in reporting entity (rather than a sale of the Laumeier Properties and purchase of OP Units). These consolidated financial statements reflect the inherited net assets from the Sponsor Affiliate Entities as of November 9, 2016.

As the Company conducts its business and holds its assets and liabilities through the Operating Partnership, the total assets and liabilities of the Operating Partnership represent substantially all of the total consolidated assets and liabilities of the Company. All significant intercompany balances and transactions are eliminated in consolidation. Management of the Company believes all the necessary adjustments have been made to the statements of operations in order to make these financial statements not misleading.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates.

In March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) to be a pandemic. COVID-19 has disrupted economic markets and the impact has been widespread across all industries. The pandemic represents a potential market risk factor due to uncertainties in the various industries that the Company serves. In response to the pandemic, management has considered whether its estimates, such as collectability of tenant receivables and impairment triggering events should be re-evaluated. Management has concluded that no change to the allowance was necessary as of December 31, 2020. Management will continue to monitor the economic environment and evaluate potential impacts on the Company's consolidated financial statements.

Cash

The Company places its cash with an established financial institution. Management of the Company believes it has mitigated this risk by using a major financial institution. As of December 31, 2020, the Company has not experienced any losses in such accounts and monitors the creditworthiness of the financial institutions with which it conducts business. The Company believes there is no significant credit risk with respect to its cash balances.

Restricted Cash

Restricted cash is comprised of reserve accounts for capital replacements and property taxes. In certain cases, these restricted funds are either subject to supervision and disbursement approval by the Company’s lender or the terms of a lending agreement.

Diversification and Credit Risk

The investments of the Company are concentrated in three office properties in St. Louis, Missouri and one office and mixed-use property in Carmel, Indiana. Accordingly, the investments may be subject to more rapid changes in value than would be the case if the assets of the Company were widely diversified among varied investments or industry sectors. Furthermore, investments in real estate are concentrated in terms of region and investment type. This lack of diversification exposes the Company to potential losses and unforeseen economic conditions that could have an adverse effect on its operations.

Management generally does not require collateral or other security from tenants, other than security deposits or letters of credit. However, since concentration of rental revenue from certain tenants exists, the inability of those tenants to make their payments could have an adverse effect on the Company.

Real Estate

Real Estate Acquisition Valuations

In accordance with ASC 805 – Business Combinations, the Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under a business combination, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. Under asset acquisitions the costs of the assets acquired are allocated in proportion to their relative fair values on the date of acquisition. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred.

The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records above-market, below-market and in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

The Company amortizes the value of tenant origination and absorption costs, which includes lease commissions, legal costs and in-place leases, to depreciation and amortization expense over the remaining noncancelable term of the respective lease.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. Significant replacements and betterments are capitalized. The Company’s policy is to depreciate its assets over their estimated useful lives which generally are as follows:

Buildings	15 – 25 years
Building improvements	10 – 20 years
Land improvements	5 years
Tenant absorption costs	Remaining contractual lease term with consideration as to above- and below-market extension options for above- and below-market lease intangibles

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the years ended December 31, 2020 and 2019, the Company did not record any impairment charges related to its real estate investments.

Revenue Recognition

The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is reasonably assured and record amounts expected to be received in later years as deferred rent receivable, which is included in rents and other receivables on the consolidated balance sheets. If the lease provides for tenant improvements, management determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that a tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

☐	whether the lease stipulates how a tenant improvement allowance may be spent;

☐	whether the amount of a tenant improvement allowance is in excess of market rates;

☐	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

☐	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

☐	whether the tenant improvements are expected to have any residual value at the end of the lease.

Tenant reimbursements, which is comprised of additional amounts collected from tenants for the recovery of certain operating expenses, including repair and maintenance, property taxes and insurance, and capital expenditures, to the extent allowed pursuant to the lease, is recognized as revenue when the additional rent is due. Tenant reimbursements are charged to the tenants in equal installments throughout the year based on the Company’s estimate of the property’s operating expenses for the year. At least annually, the Company reconciles the amount of additional rent paid by the tenants during the year to the actual amount of recoverable operating expenses incurred. The difference, if any, is either charged or credited to the tenants pursuant to the provisions of the lease. In certain instances, the lease may restrict the amount the Company can recover from the tenant such as a cap on certain or all property operating expenses.

Rents and Other Receivables

Rents and other receivables consists of tenant receivables, reimbursements, deferred tenant lease incentives and straight-line rent. As of December 31, 2020 and 2019, straight-line rent was $2,840,180 and $2,151,816, respectively. Accounts receivable are reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that management’s estimate of the allowance will change. As of December 31, 2020 and 2019, management estimated that no allowance is required.

Other Assets

Other assets consist of prepaid expenses, utility deposits and furniture. Furniture is recorded at cost and is depreciated over an estimated useful life of seven years. In July 2015, Laumeier II purchased $12,000 in furniture. As of December 31, 2020 and 2019, accumulated depreciation for furniture was $9,409 and $7,692, respectively. For the years ended December 31, 2020 and 2019, the depreciation expense for furniture was $1,718 and $1,713, respectively.

Deferred Financing Costs

Deferred financing costs represent loan fees, legal fees and other third-party costs associated with obtaining financing and are presented on the balance sheet as a direct deduction from the carrying value of the associated debt liability. These costs are amortized to interest expense over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Fair Value Measurements

From time to time the Company may purchase interest rate caps, swaps or other financial instruments. Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company may be required to measure other non-financial and financial assets and liabilities at fair value on a non-recurring basis. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

☐	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

☐	Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

☐	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from independent third-party sources to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. As of December 31, 2020 and 2019 there were no assets or liabilities measured at fair value on a recurring or non-recurring basis on the accompanying consolidated balance sheets.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

Even if the Company qualifies as a REIT for U.S. federal income tax purposes, the Company may be subject to some U.S. federal, state and local taxes on its income and property, as well as U.S. federal excise taxes on undistributed income. To the extent the Company is required to pay U.S. federal, state or local taxes due to the existing laws or changes to them, it will have less cash available for distribution to its stockholders.

As of December 31, 2020 and 2019, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries has been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ended December 31, 2020 and 2019. As of December 31, 2020, the tax returns for calendar year 2019, 2018 and 2017 remain subject to examination by major tax jurisdictions.

Distribution Policy

The Company intends, although is not legally obligated, to make regular quarterly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibits the Company from doing so. Distributions are authorized at the discretion of the Company’s Board of Directors, which is directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code.

The following table list the dividends declared and paid on the Company’s shares of Common Stock for the years ended December 31, 2020 and 2019.

	Total	Amount per
Period	Amount	Share/Unit	Period Covered	Dividend Paid Date
First Quarter 2019	$69,381	$0.25	January 1, 2019 to March 31, 2019	April 8, 2019
Second Quarter 2019	$85,219	$0.25	April 1, 2019 to June 30, 2019	July 3, 2019
Third Quarter 2019	$115,028	$0.25	July 1, 2019 to September 30, 2019	October 8, 2019
Fourth Quarter 2019	$146,885	$0.25	October 1, 2019 to December 31, 2019	January 8, 2020
First Quarter 2020	$157,775	$0.21	January 1, 2020 to March 31, 2020	April 9, 2020
Second Quarter 2020	$167,749	$0.21	April 1, 2020 to June 30, 2020	July 10, 2020
Third Quarter 2020	$184,377	$0.21	July 1, 2020 to September 30, 2020	October 9, 2020
Fourth Quarter 2020	$199,695	$0.21	October 1, 2020 to December 31, 2020	January 8, 2021

Dividends that stockholders receive, and which are not designated by the Company as capital gain dividends, will generally be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. To the extent any portion of a stockholder’s distribution is not from current or accumulated earnings and profits, it will not be subject to tax immediately; it will be considered a return of capital for tax purposes and will reduce the tax basis of a stockholder’s investment (and potentially result in taxable gain upon a stockholder’s sale of the stock). Dividends that constitute a return of capital, in effect, defer a portion of a stockholder’s tax until their investment is sold or the Company is liquidated, at which time the stockholder will be taxed at capital gains rates. See the Offering Circular, which can be found here, under the headings “U.S. Federal Income Tax Considerations—Taxation of Stockholders – Taxation of Taxable Domestic Stockholders – Dividends” for an additional discussion of these rules. However, because each investor’s tax considerations are different, shareholders should also consult with their tax advisors.

Dilution

The Company’s Board of Directors may elect to (i) sell additional shares in this or future offerings; (ii) issue equity interests in private offerings; or (iii) otherwise issue additional shares of the Company’s capital stock. To the extent the Company issues additional equity interests depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of the Company’s real estate investments, stockholders may also experience dilution in the book value and fair value of their shares and in the earnings and dividends per share.

Redeemable Common Stock

The Company has adopted a stockholder redemption plan whereby, subject to certain restrictions and limitations, on a quarterly basis, stockholders may be provided the opportunity to have their shares of Common Stock redeemed by the Company. No shares can be redeemed under the stockholder redemption plan until after the first anniversary of the date of purchase of such shares by the applicable stockholder.

The purchase price for shares redeemed is based on the Company’s net asset value (“NAV”), as identified under the stockholder redemption plan, and will be as follows:

Holding Period from Date of Purchase	Redemption Price
Less than 1 year	No redemption allowed
1 year until 2 years	90.0% of NAV
2 years until 3 years	92.5% of NAV
3 years until 4 years	95.0% of NAV
4 years until 5 years	97.5% of NAV
5 years or more	100% of NAV
In the event of a stockholder’s death or complete disability	100% of NAV

In addition, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Because the Company’s NAV per share will be calculated at the end of each quarter, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a stockholder will receive may be different from the redemption price on the day the redemption request is made.

The Company cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any quarter. In the event that the Company does not have sufficient funds available to redeem all of the shares of Common Stock for which redemption requests have been submitted in any quarter, the Company intends to redeem shares of Common Stock on a pro rata basis on the redemption date. In addition, if the Company redeems less than all of the shares subject to a redemption request in any quarter, with respect to any unredeemed shares, stockholders can: (i) withdraw their requests for redemption; or (ii) ask that the Company honor the request in a future quarter, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored on a pro rata basis along with any new requests received in that future quarter. For stockholders who hold shares of Common Stock with more than one record date, redemption requests will be applied to such shares in the order in which they were purchased, on a first in first out basis.

The Company is not obligated to redeem shares of Common Stock under the redemption plan. The Company presently intends to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of shares of Common Stock outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year). As of December 31, 2020 and 2019, the Company redeemed 12,890 and 400 shares, respectively.

The Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, to protect Company operations and remaining stockholders, to prevent an undue burden on Company liquidity, to preserve the Company’s status as a REIT, following any material decrease in the Company’s NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT. The Company has honored all redemption requests as of the date of this Annual Report.

Related Party Transactions

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Sponsor on behalf of the Company. The Company and its stockholders, and not the Reinvesting OP Partners, anticipate reimbursing the Sponsor for organization and offering costs paid on behalf of the Company in an amount not to exceed 3% of the Common Stock value sold by the Company to the public in the Offering, which could equal up to approximately $1,500,000 if the maximum amount of Common Stock is sold. The Sponsor is required to pay or otherwise bear any organization and offering expenses that exceed 3% of the Common Stock value sold by the Company to the public in the Offering. An affiliate of the Sponsor, SW Office I LTIP, LLC (“LTIP Office I”) will be entitled to receive Long Term Incentive Plan Units (“LTIP Units”) in the Operating Partnership with respect to any of such 3% that is not used to pay Company organization and offering expenses following the termination of the Offering. These LTIP Units are to be issued at the greater of (i) $10.00 per unit or (ii) the sum of the Company’s net asset value, divided by the number of shares of Common Stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share).

When recorded by the Company, organization and offering costs will be charged to stockholder equity as such amounts are reimbursed to the Sponsor from the gross proceeds of the Offering.

Asset Management Fees

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company pays the Manager a quarterly asset management fee at an annualized rate of 2.00%, which is based on the Company’s NAV at the end of each prior quarter.

Segments

The Company invests in multi-tenant income-producing office properties. The Company’s real estate properties are expected to exhibit similar long-term financial performance and have similar economic characteristics to each other. As of December 31, 2020 and 2019, the Company aggregated its investments in real estate into one reportable segment.

Per Share Data

Basic net income (loss) per share of Common Stock is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of Common Stock outstanding for the period. Diluted net income (loss) per share of Common Stock is computed by dividing net income (loss) attributable to common stockholders by the sum of the weighted average number of shares of Common Stock outstanding and any potential dilutive shares for the period. Diluted earnings per share of Common Stock equals basic earnings per share of Common Stock as there were no potentially dilutive shares outstanding for the year ended December 31, 2020 and 2019.

Square Footage, Occupancy and Other Measures

Square footage, occupancy and other measures used to describe real estate investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.

Recent Accounting Pronouncements

Consistent with the treatment for emerging growth companies under the Jumpstart Our Business Startups (JOBS) Act, the Company has elected to delay the implementation of new accounting standards to the extent such standards provide for delayed implementation by non-public business entities.

New Accounting Standards Adopted

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement - Disclosure Framework (Topic 820) (“ASU 2018-13”). The updated guidance improves the disclosure requirements for fair value measurements. The updated guidance is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted upon the issuance of ASU 2018-13 for any removed or modified disclosures. The Company adopted ASU 2018-13 on January 1, 2020 which did not have a significant impact on the Company’s consolidated financial statements.

In April 2020, the FASB issued a Staff Q&A (the “Lease Concession Q&A”) that covered the accounting for lease concessions related to the effects of the COVID-19 pandemic.  Under existing lease guidance, if a lease provides enforceable rights and obligations for concessions, the concessions are not accounted for under lease modification guidance.  If no such enforceable rights and obligations for concessions exist within the original lease, then the concessions would be accounted for in accordance with lease modification guidance.  The Lease Concession Q&A provides entities with the option to elect to account for lease concessions as though the enforceable rights and obligations existed in the original lease. This election is only available when total lease payments resulting from the modified lease are substantially the same as or less than the total payments required in the original lease. The Company made the Lease Concession Q&A election as of and for the period ended June 30, 2020, which did not have a material impact on the Company’s consolidated financial statements.  However, any future impact to the Company is dependent upon the extent of lease concessions granted to tenants as a result of the COVID-19 pandemic in future periods and the elections made by the Company at the time of entering into such concessions.

New Accounting Standards Issued and Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 provides guidance for ASC 842 which modifies the existing accounting for leases. The guidance requires lessees to recognize most leases on their balance sheets by recording right-of-use assets and lease liabilities, including leases embedded in other contractual arrangements, among other changes. The guidance makes targeted changes for lessors primarily related to required disclosures and accounting for lease and non-lease components. The guidance is effective for annual periods beginning after December 31, 2021 for private companies, with early adoption permitted. Management has performed an assessment of the impact of ASU 2016-02 and will elect the practical expedient provided to lessors to account for lease and non-lease components as a single component upon adoption on January 1, 2021. The Company does not expect there will be a significant impact on the Company’s consolidated financial statements upon adoption.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”), which provides optional expedients and exceptions to the U.S. GAAP guidance for contract modifications, hedge accounting, and other transactions affected by interbank offered rates, and in particular, the cessation of the London Interbank Offered Rate (“LIBOR”), to alternative reference rates if certain criteria are met. The guidance is effective from March 12, 2020 to December 31, 2022, and may be elected over time as reference rate reform activities occur.  The Company is currently evaluating the impact that the expected market transition from LIBOR to alternative references rates as it relates to the unsecured note payable due to an affiliate will have on the Company’s consolidated financial statements as well as the applicability of the expedients and exceptions provided in ASU 2020-04.

3. Real Estate

Investments

As of December 31, 2020, the Company’s real estate portfolio consists of one property with three adjacent office buildings in the state of Missouri and one office and mixed-use property in the state of Indiana.

On January 18, 2019, the Company purchased the Allied Property for a total purchase price of $31,927,978 which includes capitalized transactions costs of $355,398. The Company allocated purchase consideration, in proportion to their relative fair values, to land in amount of $3,121,001, building in amount of $23,348,353, tenant improvements in amount of $3,085,733, identified intangible assets related to in-place leases in amount of $3,212,544; other tenant origination and absorption costs of $1,734,660 and identified intangible liabilities related to below-market leases in amount of $(2,574,313).

The following table provides a summary information regarding the Company’s real estate as of December 31, 2020:

Property	Location	Date Acquired[1]	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
Laumeier I	St. Louis, MO	11/18/2013	Office	$14,573,987	$2,737,455	$(6,640,103)	$10,671,339
Laumeier II	St. Louis, MO	11/18/2013	Office	10,996,028	2,085,797	(6,098,319)	6,983,506
Laumeier IV	St. Louis, MO	11/18/2013	Office	5,003,114	1,403,673	(3,769,468)	2,637,319
Allied Property	Carmel, IN	01/18/2019	Office	30,026,528	5,167,830	(3,219,276)	31,975,082
				$60,599,657	$11,394,755	$(19,727,166)	$52,267,246

The following table provides a summary information regarding the Company’s real estate as of December 31, 2019:

Property	Location	Date Acquired[1]	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
Laumeier I	St. Louis, MO	11/18/2013	Office	$14,064,348	$2,736,349	$(5,694,379)	$11,106,318
Laumeier II	St. Louis, MO	11/18/2013	Office	10,985,084	1,960,969	(5,227,905)	7,718,148
Laumeier IV	St. Louis, MO	11/18/2013	Office	5,003,114	1,374,097	(3,362,771)	3,014,440
Allied Property	Carmel, IN	01/18/2019	Office	29,758,704	5,073,783	(1,551,248)	33,281,239
				$59,811,250	$11,145,198	$(15,836,303)	$55,102,145

1 The acquisition date represents the date the Laumeier Properties were acquired by the Sponsor Affiliate Entities. See Note 2 above for discussion of presentation of assets transferred under common control and Note 10 for summary of activity.

Revenue Concentration

As of December 31, 2020, the Company’s highest tenant concentration (greater than 10% of annualized base rent1) was as follows:

		Effective	Percentage of
		Annualized	Annualized
Tenant	Property	Base Rent	Base Rent
Allied Solutions, LLC	Allied Property	$2,839,500	29.04%
Panera, LLC	Laumeier I	2,590,368	26.49%

As of December 31, 2020, no other tenants accounted for more than 10% of annualized base rents.

As of December 31, 2019, the Company’s highest tenant concentration (greater than 10% of annualized base rent) was as follows:

		Effective	Percentage of
		Annualized	Annualized
Tenant	Property	Base Rent	Base Rent
Panera, LLC	Laumeier I	$2,825,856	29.83%
Allied Solutions, LLC	Allied Property	2,254,718	23.80%
New Balance Athletic Shoes, Inc.	Laumeier II	968,899	10.23%

As of December 31, 2019, no other tenants accounted for more than 10% of annualized base rents.

For the year ended December 31, 2020, the Company’s highest tenant concentration (greater than 10% of total revenue) was as follows:

		Tenant	Percentage of
Tenant	Property	Revenue[2]	Total Revenue
Allied Solutions, LLC	Allied Property	$3,264,694	30.96%
Panera, LLC	Laumeier I	2,818,125	26.72%

2 Tenant Revenue defined as yearly rental income, excludes tenant reimbursements and other income.

For the year ended December 31, 2019, the Company’s highest tenant concentration (greater than 10% of total revenue) was as follows:

		Tenant	Percentage of
Tenant	Property	Revenue[2]	Total Revenue
Panera, LLC	Laumeier I	$2,818,091	27.23%
Allied Solutions, LLC	Allied Property	2,710,457	26.19%
New Balance Athletic Shoes, Inc.	Laumeier II	1,108,049	10.71%

2 Tenant Revenue defined as yearly rental income, excludes tenant reimbursements and other income.

As of December 31, 2020, the future minimum contractual rental income from the Company’s real estate investments under its noncancelable operating leases was as follows:

2021	$10,772,463
2022	9,655,776
2023	8,895,537
2024	5,597,293
2025	4,144,205
Thereafter	19,524,768
$58,590,042

1 Annualized base rent is the contractual base rent as adjusted to reflect any rent abatement.

Intangibles

As of December 31, 2020, the Company’s intangibles were as follows:

	Tenant Origination and Absorption Costs	Below-market lease intangibles
Cost	$11,394,755	$(2,752,778)
Accumulated amortization	(5,405,445)	560,755
Net amount	$5,989,310	$(2,192,023)

As of December 31, 2019, the Company’s intangibles were as follows:

	Tenant Origination and Absorption Costs	Below-market lease intangibles
Cost	$11,145,198	$(2,752,778)
Accumulated amortization	(4,408,567)	330,831
Net amount	$6,736,631	$(2,421,947)

Increases (decreases) in net income (loss) as a result of amortization of the Company’s tenant origination and absorption costs, above-market and below-market lease intangibles for the years ended December 31, 2020 and 2019, were as follows:

	Tenant Origination and Absorption Costs	Below-market lease intangibles
Year Ended December 31, 2020	$(996,878)	$229,924
Year Ended December 31, 2019	(959,621)	218,601

The remaining unamortized balance of these outstanding intangible assets and liabilities as of December 31, 2020 is estimated to be amortized for years ending December 31 as follows:

	Tenant Origination and Absorption Costs	Below-market lease intangibles
2021	$(987,398)	$229,296
2022	(938,712)	229,296
2023	(884,398)	229,296
2024	(590,812)	220,995
2025	(474,309)	216,879
Thereafter	(2,113,681)	1,066,261
	$(5,989,310)	$2,192,023

4.	Debt

Secured Note Payable – BB&T Real Estate Funding LLC

In order to provide permanent refinancing for the Laumeier Properties, the Laumeier Entities obtained a $24,600,000 secured promissory note (“BB&T Note Payable”) from BB&T Real Estate Funding LLC (“BB&T Lender”) on May 31, 2017. The BB&T Note Payable is secured by non-recourse deeds of trust, security instrument with assignments of rents and fixtures, and first priority lien interested on the Laumeier Properties. The BB&T Note Payable bears interest at 4.40% per annum with interest-only monthly payments of $90,200 due until July 1, 2019. Thereafter, monthly payments of principal and interest of $135,342 are due until June 1, 2027 (the “Maturity Date”). Any unpaid interest and principal are due at the Maturity Date. The Laumeier Entities may conditionally prepay the BB&T Note Payable in full or in part prior to the Maturity Date (subject to certain provisions in the lending agreement). The note further requires that certain monthly escrow deposits be made to the BB&T Lender.

For the years ending December 31, 2020 and 2019, the Laumeier Entities incurred interest expense of $1,106,558 and $1,128,465 (including $49,562 and $49,562 of amortized financing costs), respectively.

Secured Note Payable – Morgan Stanley Bank, NA

In order to provide permanent refinancing for the Allied Property, on January 18, 2019, Midtown obtained a $17,600,000 secured promissory note (“Morgan Stanley Note Payable”) from Morgan Stanley Bank, NA (“Morgan Stanley Lender”). The Morgan Stanley Note Payable is secured by a mortgage on the Allied Property, assignment of leases, rents and fixtures, security agreement, pledge of monies and conditions to grants and bears interest at 4.485% per annum. Interest-only payments are due monthly until February 6, 2029 (the “Maturity Date”). Any unpaid interest and principal are due at the Maturity Date. The note further requires that certain monthly escrow deposits be made to the Morgan Stanley Lender.

For the years ending December 31, 2020 and 2019, Midtown incurred interest expense of $844,490 and $792,766 (including $31,011 and $29,718 of amortized financing costs), respectively.

As of December 31, 2020 and 2019, the Company’s secured note payable consisted of the following:

	Borrower(s)	Lender	Principal Balance	Unamortized Deferred Financing Costs	Total	Interest Rate	Maturity Date
2020	Laumeier Entities	BB&T Real Estate Funding LLC	$23,713,396	$(317,889)	$23,395,507	4.400%	June 1, 2027
2020	Midtown	Morgan Stanley Bank, N.A.	17,600,000	(249,376)	17,350,624	4.485%	February 6, 2029
			$41,313,396	$(567,265)	$40,746,131

2019	Laumeier Entities	BB&T Real Estate Funding LLC	$24,280,507	$(367,451)	$23,913,056	4.400%	June 1, 2027
2019	Midtown	Morgan Stanley Bank, N.A.	17,600,000	(280,387)	17,319,613	4.485%	February 6, 2029
			$41,880,507	$(647,838)	$41,232,669

The summarized future principal repayments of the Company’s secured note payable as of December 31, 2020 is estimated to be as follows for the years ending December 31:

Secured Notes Payable
2021	$592,573
2022	619,178
2023	646,978
2024	676,027
2025	706,379
Thereafter	38,072,261
Total principal	41,313,396
Deferred financing costs, net	(567,265)
Total	$40,746,131

Unsecured Note Payable - Affiliate

On January 18, 2019, the Company borrowed $15,150,000 from the Sponsor to partly fund the acquisition of the Allied Property. The Affiliate Note Payable II is unsecured, has an interest rate of one-month LIBOR plus 0.85% per annum, calculated on a 365-day year, compounded monthly, and is due January 18, 2021. On November 1, 2020, the maturity date of the Affiliate Note Payable II was extended to January 18, 2022. The remaining unpaid principal balance amounted to $6,500,000 and bears an interest rate of one-month LIBOR plus 0.60% per annum, calculated on a 360-day year, compounded monthly. As of December 31, 2020, $8,650,000 of principal has been repaid to the Sponsor with a remaining principal balance of $6,500,000. For the years ending December 31, 2020 and 2019, the Company incurred interest expense of $107,298 and $327,756, respectively.

5.	Fair Value Disclosures

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash, restricted cash, rents and other receivables, deposits and other assets, accounts payable, accrued and other liabilities, unearned tenant rents, security and investor deposits and due to affiliates: these balances approximate their fair values due to the short maturities of these items.

Debt:  The fair value of the Company’s notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 2 inputs. As of December 31, 2020, the carrying value of its Notes Payable approximates the fair value.

6.	Related Party Transactions

As of December 31, 2020 and 2019, $1,814,941 and $1,696,730 in organization and offering costs have been incurred by the Sponsor. On September 3, 2020, effective December 31, 2019, $500,000 of reimbursable organization and offering costs were waived by the Sponsor, resulting in a total potential reimbursement of $1,314,941 and $1,196,730, respectively, which may be repaid by the Company contingent upon the amount of proceeds raised as described in Note 2 above. As of December 31, 2020 and 2019, $218,084 and $119,478 in organization and offering costs have been allocated to the Company since inception and recorded in the consolidated statement of stockholders’ equity, respectively. As of December 31, 2020 and 2019, $21,384 and $37,474 in organization and offering costs reimbursable to Sponsor remained unpaid, respectively.

As of December 31, 2020 and 2019, $150,006 and $317,092 in reimbursable management costs that were included in general and administrative and real estate taxes and insurance on the consolidated statements of operations, have been paid by the Sponsor and incurred by Company, of which $40,022 and $69,475 remained unpaid as of December 31, 2020 and 2019, respectively. In addition, property tax expense of $36,986 related to the acquisition of the Laumeier Properties is owed to the Sponsor Affiliate Entities and remained unpaid as of December 31, 2020 and 2019, respectively.

For the years ending December 31, 2020 and 2019, the Company incurred asset management fees of $690,852 and $603,139 due to the Manager, of which $182,201 and $161,366 remained unpaid as of December 31, 2020 and 2019.

On January 18, 2019, the Company borrowed $15,150,000 from the Sponsor to partly fund the acquisition of the Allied Property as further described in “Unsecured Notes Payable - Affiliate” included in Note 4.

7.	Economic Dependency

The Manager has engaged the Sponsor to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s Common Stock available for issue, as well as other administrative responsibilities for the Company including investor relations. As a result of these relationships, the Manager is dependent upon the Sponsor. In the event that the Sponsor were unable to provide the Manager with the respective services, the Manager would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Property Management and Accounting Arrangements

The Company has property management (“PMA”) and accounting agreements (“PAA”) with various service providers. For property management, the Company pays a property management fee based upon a percentage (“PM Fee Percentage”) of base rents, as defined in the PMA. The PM Fee Percentage for the Laumeier Properties was 1.25% for the period January 1, 2019 through December 31, 2020. The PM Fee Percentage for the Allied Property was 2.00% for the period January 18, 2019 through December 31, 2020. Additionally, the PMA allows for costs such as salaries, payroll taxes, health insurance, and office supplies to be reimbursed to the property manager. For accounting services, the Company pays a fixed monthly accounting services fee, plus annual variable fees associated with audit and tax support.

For the years ending December 31, 2020 and 2019, the Company incurred property management and reimbursable costs of $285,208 and $258,080, of which $14,563 and $26,930 remains unpaid and is included in accounts payable, accrued and other liabilities on the accompanying consolidated balance sheet. Additionally, for the years ending December 31, 2020 and 2019, the Company incurred PAA fees of $153,389 and $165,863 which is included in general and administrative expenses on the accompanying consolidated statements of operations, of which $12,902 and $12,969 remained unpaid and is included in accounts payable, accrued and other liabilities on the accompanying consolidated balance sheet.

Operations

The Company’s commitments and contingencies include customary obligations incurred in the normal course of business. In the opinion of management, these matters will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Legal Proceedings

As of the date of the financial statements the Company is not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of the Company’s business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, the Company is not aware of any litigation of any significance likely to occur.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on the consolidated financial position or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s real estate, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to its real estate could result in future environmental liabilities.

9.	Subsequent Events

Events that occur after the consolidated balance sheet date but before the consolidated financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the consolidated balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets dates require disclosure in the accompanying notes. Management evaluated the activity of the Company through April 15, 2021 (the date the consolidated financial statements were available to be issued) and concluded that the following items should be disclosed as subsequent events:

New Purchase Price

Beginning with April 1, 2021, the purchase price per share of Common Stock is $10.09 which is the NAV per share as of December 31, 2020, and the minimum number of shares for initial purchase is 250 shares. This price per share will be effective until the next announcement of the price per share by the Company, which is expected to happen on or within a commercially reasonable time after June 30, 2021, unless updated by the Company prior to that time. Redemptions of shares of Common Stock will be made pursuant to the Company’s redemption plan based on the then-current NAV per share.

Share Issuances

As of April 8, 2021, the Company has issued after December 31, 2020 an additional 152,098 shares related to the Company’s current offering bringing the total shares issued as of the date of this Annual Report up to 1,099,523 (not including the 7,500 shares issued in private placements to our Sponsor). As of April 8, 2021, the Company owns 1,107,023 OP Units, and the total number of outstanding OP Units was 3,701,775 giving the Company an effective ownership interest of 29.91% in the Operating Partnership. As the Company raises capital, additional OP Units will be issued to the Company.

Distributions

On March 22, 2021, the Board of Directors declared a regular quarterly cash dividend of $0.21 per share of Common Stock for the period from January 1, 2021 to March 31, 2021. The dividend was paid on April 8, 2021 to stockholders of record as of the close of business on March 25, 2021.  The Company, as general partner of the Operating Partnership, concurrently declared the same distribution per Common Unit of the Operating Partnership.

Unsecured Note Payable – Affiliate

As of April 15, 2021, an additional $1,000,000 of principal has been repaid to the Sponsor on the Affiliate Note Payable II leaving a remaining principal balance of $5,500,000.

1st stREIT Office Inc.

Note 10

Real Estate Assets and Accumulated Depreciation and Amortization

December 31, 2020 and 2019

				Initial Cost to Company				Gross Amounts Carried at Close of Period
		Original Year of	Date	Land and	Building and	Tenant Origination and Absorption	Costs Capitalized Subsequent to	Land and	Building and	Tenant Origination and Absorption		Accumulated Depreciation and
Property	Location	Construction	Acquired	Improvements	Improvements	Costs	Acquisition	Improvements	Improvements	Costs	Total	Amortization
lSO Laumeier I LLC	St. Louis, MO	1987	11/18/2013	$1,645,918	$11,601,043	$2,736,348	$817,388	$1,662,059	$12,911,928	$2,737,455	$17,311,442	$(6,640,103)
lSO Laumeier II LLC	St. Louis, MO	1988	11/18/2013	1,678,190	6,848,185	1,473,626	2,946,052	1,696,845	9,299,183	2,085,797	13,081,825	(6,098,319)
ISO Laumeier IV LLC	St. Louis, MO	1987	11/18/2013	742,229	3,139,795	873,804	1,621,383	750,742	4,252,372	1,403,673	6,406,787	(3,769,468)
Allied Property	Carmel, IN	2017	01/18/2019	3,121,001	26,434,086	4,947,204	330,196	3,121,001	26,905,527	5,167,830	35,194,358	(3,219,276)
				$7,187,338	$48,023,109	$10,030,982	$5,715,019	$7,230,647	$53,369,010	$11,394,755	$71,994,412	$(19,727,166)

	2020	2019
Real estate investments:
Balance at beginning of period	$70,956,448	$36,044,556
Acquisition of Allied Property	-	34,502,291
Improvements and lease costs	1,037,964	409,601
Balance at end of period	$71,994,412	$70,956,448

Accumulated depreciation and amortization:

Balance at beginning of period	$(15,836,303)	$(12,078,660)
Depreciation and amortization	(3,890,863)	(3,757,643)
Balance at end of period	$(19,727,166)	$(15,836,303)

Real estate investments, net:	$52,267,246	$55,120,145

Item 8. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Description
2.1*	Amended and Restated Charter (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s offering statement dated June 30, 2017)
2.2*	First Amendment to Articles of Amendment (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s offering statement dated August 31, 2018)
2.3*	Second Amended and Restated Bylaws (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s offering statement dated August 31, 2018)
3.1*	Distribution Reinvestment and Optional Cash Purchase Plan (included as Appendix C to the offering statement dated March 14, 2018 and incorporated by reference herein)
4.1*	Form of Subscription Package (included as Appendix A to the offering statement dated June 30, 2017 and incorporated by reference herein)
6.1*	Second Amended and Restated Limited Partnership Agreement of 1st stREIT Office Operating Partnership LP (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s offering statement dated June 30, 2017)
6.2*	Management Agreement between 1st stREIT Office Inc., 1st stREIT Office Operating Partnership LP and SW Manager, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s offering statement dated June 30, 2017)
6.3*	Support Agreement between Tryperion Partners, LLC and SW Manager, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s offering statement dated August 21, 2017)
6.4*	License Agreement between 1st stREIT Office Inc. and Tryperion Partners, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.4 to the Company’s offering statement dated August 21, 2017)
6.5*	Amendment No. 1 to the Management Agreement Among 1st stREIT Office Inc., 1st stREIT Office Operating Partnership LP, and SW Manager dated September 3, 2020 (incorporated by reference to the copy thereof submitted as Exhibit 6.5 to the Company’s offering statement dated September 11, 2020)
10.1*	Power of Attorney (included on signature page of the offering statement dated June 30, 2017)
11.1**	Consent of RSM US LLP

* Previously Filed

** Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, CA on April 15, 2021.

1st stREIT OFFICE INC.

By:	/s/ Eliot Bencuya
Name:	Eliot Bencuya
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eliot Bencuya	Director and Chief Executive Officer	April 15, 2021
Eliot Bencuya	(Principal Executive Officer)

/s/ Joseph Kessel	Director and Chief Operating Officer	April 15, 2021
Joseph Kessel	(Principal Financial Officer and Principal Accounting Officer)

/s/ Jeffrey Karsh	Director and Chief Investment Officer	April 15, 2021
Jeffrey Karsh	(Principal Investment Officer)